Exhibit 2

TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33.3.0026253-9 Publicly-Held Company	TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33300152580 Publicly-Held Company

COARI PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.030.087/0001-09 Board of Trade (NIRE) No. 33.3.0027761-7 Publicly-Held Company	BRASIL TELECOM SA. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No.53.3.0000622–9 Publicly-Held Company

NOTICE TO THE MARKET

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BrT”), hereinafter referred to collectively as the “Oi Companies”, with reference to the BM&F BOVESPA Notice GAE 2392/11, dated November 11, 2011, disclose to their shareholders and the market in general that, as disclosed in the Material Fact dated May 24, 2011 with respect to the Corporate Reorganization to simplify the share structure of the Oi Companies that “pursuant to article 137, §1º of Law No. 6,404/76, dissenting shareholders will be entitled to withdrawal rights which can be exercised with respect to the shares held by such shareholders, uninterruptedly, since the end of trading on May 23, 2011, until the date when shareholders effectively exercise their withdrawal right. Shares acquired after May 24, 2011 will not grant their holders withdrawal rights with respect to the Corporate Reorganization.”

Therefore, as provided under law, shareholders who transferred ownership of their shares held on May 23, 2011, including as a result of share loan agreements (“share rental”), will not be able to exercise withdrawal rights with respect to the loaned shares, since, under the law, loan agreements entail the effective transfer of ownership of shares from lenders to borrowers.

In the same manner, shareholders who held shares at the close of trading on May 23, 2011 as a result of share loan agreements in force on that date, and who owned such shares until the exercise of the withdrawal rights, will be able to exercise such rights, in accordance with the law.

As clarified in the above-mentioned Material Fact, only the holders of common and preferred shares of Telemar (TMAR3, TMAR5 and TMAR6), common and preferred shares of Coari (held exclusively by Telemar and regarding which it is not expected that withdrawal rights will be exercised) and common shares of TNL (TNLP3) will be entitled to withdrawal rights. The remaining shares of the Oi Companies will not be subject to withdrawal rights, in accordance with the law.

Rio de Janeiro, November 14, 2011.

Alex Waldemar Zornig

Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.	TELEMAR NORTE LESTE S.A.

COARI PARTICIPAÇÕES S.A.	BRASIL TELECOM SA.